Mark E. Crone Managing Partner mcrone@cronelawgroup.com

March 13, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Crawford

Joe McCann

John Coleman

Re:	Bon Natural Life Limited
Amendment No. 4 to Registration Statement on Form F-1
Submitted March 3, 2025
File No. 333-283333

Dear Sir and Madam:

On behalf of Bon Natural Life Limited, a Cayman Islands exempted company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated March 10, 2025, with reference to the Company’s Amendment No. 3 to Registration Statement on Form F-1 submitted to the Commission on March 3, 2025.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form F-1

General

1.	We note your references throughout the prospectus to an “alternative cashless exercise provision.” The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to an aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure by removing the references to “alternative cashless exercise” and using the term “zero exercise price” exclusively..

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on the cover page and pages 6, 37 and 100.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP, P.C.

/s/ Joe Laxague
Joe Laxague, Esq.

cc: Yongwei Hu

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686